Filed Pursuant to Rule 424(b)(5)

Registration No. 333-100205

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

Subject to completion, dated October 15, 2002

Prospectus Supplement

(To Prospectus dated October 10, 2002)

AutoZone, Inc.

$300,000,000

                  % Senior Notes due 2012

Interest payable April   and October

Issue Price:           %

The notes will mature on October   , 2012. Interest on the notes will accrue from October   , 2002, and the first interest payment date will be April   , 2003.

We may redeem the notes in whole or in part at any time at the redemption prices described on page S-7.

See “Risk Factors” beginning on page 4 of the accompanying prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds
	Public	Discounts	to Us

Per Note	%	%	%

Total	$	$	$

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors through the book-entry delivery system of The Depository Trust Company on or about October   , 2002.

Joint Bookrunners

JPMorgan	Merrill Lynch & Co.

October   , 2002

SUMMARY
USE OF PROCEEDS
CAPITALIZATION
SELECTED FINANCIAL DATA
DESCRIPTION OF THE NOTES
UNDERWRITING
LEGAL MATTERS

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
AUTOZONE, INC.
RISK FACTORS
FORWARD-LOOKING STATEMENTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If any person provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

      When we refer to “we,” “our” and “us” in this prospectus supplement and the accompanying prospectus, we mean AutoZone, Inc., including, unless the context otherwise requires, its subsidiaries. When we refer to “you” or “yours,” we mean the holders of the notes offered hereby.

Prospectus Supplement

Prospectus

About This Prospectus	i
Where You Can Find More Information	1
Incorporation of Certain Documents by Reference	1
AutoZone, Inc.	3
Risk Factors	4
Forward-Looking Statements	6
Ratio of Earnings to Fixed Charges	7
Use of Proceeds	7
Description of Debt Securities	8
Plan of Distribution	19
Legal Matters	20
Experts	20

i

SUMMARY

      This prospectus supplement contains the terms of this offering of notes. The prospectus supplement may add, update or change information in the accompanying prospectus. To the extent they are inconsistent, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

      You should read this prospectus supplement and the accompanying prospectus to understand the terms of the notes offered by this prospectus supplement and the accompanying prospectus. You should also read the documents referred to in “Where You Can Find More Information” in the accompanying prospectus for information about us and our financial statements.

AutoZone, Inc.

      We are the nation’s leading specialty retailer of automotive parts and accessories, with most of our sales to do-it-yourself (“DIY”) customers. We began operations in 1979 and at August 31, 2002, operated 3,068 auto parts stores in the United States and 39 in Mexico. Each auto parts store carries an extensive product line for cars, vans and light trucks, including new and re-manufactured automotive hard parts, maintenance items and accessories. We also have a commercial sales program in the United States that provides commercial credit and prompt delivery of parts and other products to repair garages, dealers and service stations. We do not derive revenue from the sale of tires or from automotive repair or installation.

      We also sell automotive diagnostic and repair information software through our ALLDATA subsidiary and diagnostic and repair information through alldatadiy.com.

      We are dedicated to providing customers with superior service, value, and quality automotive parts and products at conveniently located, well-designed stores. We have implemented this strategy primarily by training our knowledgeable and motivated store personnel to emphasize prompt and courteous customer service and to provide trustworthy advice and by maintaining an extensive product line with an emphasis on automotive hard parts. Our stores are generally situated in high-visibility locations and provide a distinctive merchandise presentation in an attractive store environment.

      Our executive offices are located at 123 South Front Street, Memphis, Tennessee 38103, and our telephone number is (901) 495-6500. AutoZone, Inc. is a Nevada corporation.

Recent Developments

      On September 25, 2002, we reported our financial results for the fourth quarter and the fiscal year ended August 31, 2002. The following is selected financial data for the 2002 fiscal year taken from our unaudited consolidated statements of operations. See “Selected Financial Data—Results of Operations for 2002 Fiscal Year (Unaudited).”

	Fiscal Year Ended August

	2002	2001
	(53 Weeks)	(52 Weeks)

	(in thousands)
Net sales	$5,325,510	$4,818,185
Net income	$428,148	$175,526

Basic earnings per share	$4.10	$1.56

Diluted earnings per share	$4.00	$1.54

The Offering

Issuer	AutoZone, Inc.

Securities Offered	$300,000,000 aggregate principal amount of % Senior Notes due 2012.

Maturity Date	October , 2012.

Interest Payment Dates	April and October of each year, commencing on April , 2003.

Optional Redemption	We may redeem the notes, in whole at any time or in part from time to time, at our option on not less than 30 nor more than 60 days’ notice, at the redemption prices described under “Description of the Notes—Optional Redemption.”

Ranking	The notes:

• will be unsecured obligations;

• will rank equally and ratably with all the existing and future unsecured and unsubordinated debt of AutoZone;

• will be senior to any future subordinated debt;

• will be effectively junior to any secured debt; and

• will be effectively junior to the secured debt and to all existing and future debt and other liabilities of our subsidiaries.

Covenants	The notes will contain covenants restricting our ability, subject to certain exceptions, to incur debt secured by liens, or to merge or consolidate with another entity or sell substantially all of our assets to another person.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, which we intend to use for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures, new store openings, repurchases of common stock under our stock repurchase program and acquisitions.

Further Issues	We may, without your consent, create and issue additional notes ranking equally and ratably with the notes in all respects, so that such additional notes will be consolidated and form a single series with the notes and will have the same terms as to status, redemption or otherwise as the notes.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering, after deducting estimated fees and expenses, will be approximately $                    million. We intend to use the net proceeds from this offering for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures, new store openings, repurchases of common stock under our stock repurchase program and acquisitions. We may invest funds not required immediately for these purposes in short-term, interest-bearing and other investment grade securities.

CAPITALIZATION

      The following table sets forth our capitalization as of May 4, 2002, and August 31, 2002, and as adjusted to give effect to the issuance of the notes offered hereby. You should read this table in conjunction with our consolidated financial statements and accompanying notes incorporated herein by reference. See “Where You Can Find More Information” in the accompanying prospectus.

	May 4, 2002	August 31, 2002

			As
	Actual	Actual	Adjusted

	(in thousands)
Cash	$7,242	$6,498	$306,498

Short-term debt	$—	$—	$—

Long-term debt:
Senior Notes offered hereby	$—	$—	$300,000
6% Notes due November 2003	150,000	150,000	150,000
6.5% Debentures due July 2008	190,000	190,000	190,000
7.99% Notes due April 2006	150,000	150,000	150,000
Bank term loans(1)	315,000	465,000	465,000
Commercial paper	428,467	223,200	223,200
Other	17,667	16,317	16,317

Total long-term debt	$1,251,134	$1,194,517	$1,494,517

Total stockholders’ equity	$774,915	$689,127	$689,127

Total capitalization	$2,026,049	$1,883,644	$2,183,644

(1)	During fiscal year 2001, AutoZone entered into $200 million and $115 million unsecured bank term loans with a group of banks. Our $115 million loan matures in December 2003. During fiscal 2002, our $200 million two-year unsecured term loan was increased to $350 million and the maturity was extended to November 2004. For a description of the bank term loans at May 4, 2002, see Note F to our condensed consolidated financial statements included in our Form 10-Q for the quarter ended May 4, 2002, which is incorporated herein by reference.

SELECTED FINANCIAL DATA

      The selected financial information for the five fiscal years during the period ended August 25, 2001, have been derived from our audited financial statements which have been audited by Ernst & Young LLP, independent auditors. The selected financial data for the thirty-six weeks ended May 4, 2002, and May 5, 2001, is derived from our unaudited financial statements. This data should be read in conjunction with the consolidated financial statements and notes thereto, included in reports incorporated by reference in the accompanying prospectus.

	Thirty-Six
	Weeks Ended		Fiscal Year Ended August(1)

	May 4,	May 5,	2001	2000	1999	1998	1997
	2002	2001	(52 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)

	(in thousands, except per share data and selected operating data)
Income Statement Data:
Net sales	$3,482,173	$3,177,522	$4,818,185	$4,482,696	$4,116,392	$3,242,922	$2,691,440
Cost of sales, including warehouse and delivery expenses	1,949,153	1,852,046	2,804,896	2,602,386	2,384,970	1,889,847	1,559,296
Operating, selling, general and administrative expenses	1,073,934	1,004,362	1,498,909	1,368,290	1,298,327	970,768	810,793
Restructuring and impairment charges	—	5,200	126,689	—	—	—	—

Operating profit	459,086	315,914	387,691	512,020	433,095	382,307	321,351
Interest expense, net	55,124	72,365	100,665	76,830	45,312	18,204	8,843

Income before income taxes	403,962	243,549	287,026	435,190	387,783	364,103	312,508
Income taxes	153,800	94,500	111,500	167,600	143,000	136,200	117,500

Net income	$250,162	$149,049	$175,526	$267,590	$244,783	$227,903	$195,008

Weighted average shares for basic earnings per share	106,264	114,330	112,834	132,945	149,014	152,160	150,726
Effect of dilutive stock equivalents	2,751	531	967	924	1,243	1,910	1,809

Adjusted weighted average shares for diluted earnings per share	109,015	114,861	113,801	133,869	150,257	154,070	152,535

Basic earnings per share(2)	$2.35	$1.30	$1.56	$2.01	$1.64	$1.50	$1.29

Diluted earnings per share(2)	$2.29	$1.30	$1.54	$2.00	$1.63	$1.48	$1.28

Other Financial Data:
Cash flows from operating activities	$388,856	$206,182	$458,937	$512,960	$311,668	$366,838	$177,563
EBITDA(3)	541,583	407,608	519,024	638,820	561,626	478,906	399,172
Selected Operating Data:
Number of domestic auto parts stores (at period end)	3,052	2,994	3,019	2,915	2,711	2,657	1,728
Total domestic auto parts store square footage (at period end)(000s)(4)	19,596	19,223	19,377	18,719	17,405	16,499	11,611
Percentage increase in domestic auto parts store square footage(4)	1%	3%	4%	8%	5%	42%	23%
Average net sales per domestic auto parts store (000s)(4)	$1,105	$1,021	$1,543	$1,517	$1,465	$1,568	$1,691
Average net sales per domestic auto parts store square foot(4)	$172	$159	$240	$236	$232	$238	$253
Percentage increase in domestic auto parts comparable store net sales(5)	10%	3%	4%	5%	5%	3%	9%

(Footnotes on following page)

	Thirty-Six
	Weeks Ended		Fiscal Year Ended August(1)

	May 4,	May 5,	2001	2000	1999	1998	1997
	2002	2001	(52 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)

	(in thousands)
Balance Sheet Data (at period end):
Current assets	$1,371,977	$1,293,616	$1,328,511	$1,186,780	$1,225,084	$1,117,090	$778,802
Current liabilities	1,348,016	1,111,821	1,266,654	1,034,544	1,000,554	859,829	592,452
Working capital	23,961	181,795	61,857	152,236	224,530	257,261	186,350
Total assets	3,444,247	3,447,166	3,432,512	3,333,218	3,284,767	2,748,113	1,884,017
Total debt	1,251,134	1,392,729	1,225,402	1,249,937	888,340	545,067	198,400
Stockholders’ equity	774,915	889,646	866,213	992,179	1,323,801	1,302,057	1,075,208

(1)	Our fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

(2)	Basic and diluted earnings per share are presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128 (“SFAS 128”), “Earnings Per Share” (“EPS”). We adopted the provisions of SFAS 128 in the quarter ended February 14, 1998. This statement replaced the calculation of primary and fully diluted EPS with basic and diluted EPS. Basic EPS is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation, including stock options.

(3)	EBITDA represents earnings before income taxes plus interest expense, depreciation and amortization. While EBITDA should not be construed as a substitute for income or as a better indicator of liquidity than cash flows from operating activities (both of which are determined in accordance with generally accepted accounting principles), we have included EBITDA in the above table to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements.

(4)	Total domestic auto parts store square footage is based on our standard store formats including normal selling, office, stockroom and receiving space, but excluding excess space not utilized in a store’s operations. Average net sales per domestic auto parts store and average net sales per domestic auto parts store square foot are based on the average of beginning and ending number of stores and store square footage and are not weighted to take into consideration the actual dates of store openings or expansions.

(5)	Comparable store net sales are based on increases in sales for domestic auto parts stores open at least one year.

Results of Operations for 2002 Fiscal Year (Unaudited)

      The following table presents selected financial data for the 2002 fiscal year. The data have been derived from our unaudited condensed consolidated statements of operations included in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2002.

	Fiscal Year Ended August

	2002	2001
	(53 Weeks)	(52 Weeks)

	(in thousands)
Income Statement Data:
Net sales	$5,325,510	$4,818,185
Cost of sales, including warehouse and delivery expenses	2,950,123	2,804,896
Operating, selling, general and administrative expenses	1,604,379	1,498,909
Restructuring and impairment charges	—	126,689

Operating profit	771,008	387,691
Interest expense, net	79,860	100,665

Income before income taxes	691,148	287,026
Income taxes	263,000	111,500

Net income	$428,148	$175,526

Basic earnings per share	$4.10	$1.56

Diluted earnings per share	$4.00	$1.54

Selected Operating Data:
Average net sales per domestic auto parts store (000s)	$1,658	$1,543
Average net sales per domestic auto parts store square foot	$258	$240
Percentage increase in domestic auto parts comparable store net sales	9%	4%

      See the footnotes to the preceding table in this “Selected Financial Data” section.

DESCRIPTION OF THE NOTES

      The following description of the terms and provisions of the notes supplements the description in the accompanying prospectus of the general terms and provisions of the debt securities, to which description reference is hereby made.

General

      The notes will mature on October  , 2012.

      Interest on the notes will accrue from October  , 2002, at the rate per year shown on the cover of this prospectus supplement and will be payable semiannually on April   and October   of each year, beginning on October  , 2003, to the persons in whose names the notes are registered at the close of business on the April   and October   preceding the respective interest payment dates. If any payment date is not a business day, then payment will be made on the next business day, but without any additional interest or other amount. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

      The notes will be unsecured obligations of AutoZone and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of AutoZone.

      The notes will not be subject to any sinking fund.

      The notes will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “Description of Debt Securities—Global Debt Securities” in the accompanying prospectus. The notes will be issued only in minimum denominations of $1,000, and integral multiples of $1,000.

      The notes will constitute a series of debt securities to be issued under the indenture dated as of July 22, 1998, between AutoZone and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as trustee, which is described in the accompanying prospectus.

Optional Redemption

      The notes will be redeemable, in whole at any time or in part from time to time, at our option, at a redemption price equal to accrued and unpaid interest on the principal amount being redeemed to the date of redemption plus the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus basis points.

      “Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

      “Comparable Treasury Price” means, with respect to any date of redemption, the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

      “Quotation Agent” means J.P. Morgan Securities Inc., Merrill Lynch Government Securities Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated, or another Reference Treasury Dealer appointed by us.

      “Reference Treasury Dealer” means each of J.P. Morgan Securities Inc. and Merrill Lynch Government Securities Inc. and their respective successors and any other primary treasury dealer we select. If any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, we must substitute another primary treasury dealer.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day before the date of redemption.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions of the notes called for redemption.

Further Issues

      We may from time to time, without notice to or the consent of the holders of the notes, create and issue additional notes ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional notes or except, in some cases, for the first payment of interest following the issue date of such additional notes). The additional notes will be consolidated and form a single series with the notes and will have the same terms as to status, redemption or otherwise as the notes.

Same-Day Settlement and Payment

      The notes will trade in the same-day funds settlement system of The Depository Trust Company, or “DTC,” until maturity or unless we issue the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes. See “Description of Debt Securities—Global Debt Securities” in the accompanying prospectus.

Concerning the Trustee

      Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago) will be the trustee under the indenture. We use an affiliate of the trustee as transfer agent for our common stock. We also maintain deposit accounts and conduct other banking transactions with the trustee and its affiliates in the ordinary course of business. Bank One, N.A., the parent company of Bank One Trust Company, N.A., is one of a group of lenders under our revolving credit facility.

UNDERWRITING

      Subject to the terms and conditions set forth in the underwriting agreement dated the date hereof, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Principal
Underwriter	Amount of Notes

J.P. Morgan Securities Inc.	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	$300,000,000

      Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

      The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the notes.

      The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page and part to certain dealers at a price that represents a concession not in excess of           % of the principal amount of the notes. Any underwriter may allow, and any such dealer may re-allow, a concession not in excess of           % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

      We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

      In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

      Expenses associated with this offering, to be paid by us, are estimated to be $                    .

      J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions that J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      In the ordinary course of their respective businesses, the underwriters or their affiliates have engaged, or may in the future engage, in commercial banking or investment banking transactions with us and our affiliates. Affiliates of J.P. Morgan Securities Inc. are lenders to AutoZone in respect of borrowings under credit facilities, which may be repaid with a portion of the net proceeds of this offering.

      Because more than 10% of the net proceeds of this offering may be paid to members or affiliates of members of the National Association of Securities Dealers Inc. participating in this offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

LEGAL MATTERS

      The validity of the notes will be passed upon for us by Latham & Watkins, Los Angeles, California. Other legal matters with respect to the notes will be passed upon by Schreck Brignone, Las Vegas, Nevada, and by Harry L. Goldsmith, Esq., our Senior Vice President, General Counsel & Secretary. As of October 15, 2002, Mr. Goldsmith beneficially owned 123,117 shares of our common stock, including 109,305 shares that may be acquired upon exercise of stock options either immediately or within 60 days of that date, and 1,400 shares held by trusts for which Mr. Goldsmith is a beneficiary. The validity of the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

PROSPECTUS

AutoZone, Inc.

$500,000,000

DEBT SECURITIES

        We may offer and sell the debt securities from time to time in one or more offerings. This prospectus provides you with a general description of the debt securities that we may offer.

      Each time we sell debt securities we will provide a prospectus supplement to this prospectus that contains specific information about the offering and the terms of the debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any prospectus supplement before you invest in any of our debt securities.

      We may offer and sell senior and subordinated debt securities under this prospectus.

      We have not yet determined whether any of the debt securities will be listed on any exchange or over-the-counter market. If we decide to seek the listing of the debt securities, the prospectus supplement relating to such debt securities will disclose the exchange or market on which the debt securities will be listed.

      Investment in the debt securities described herein involves a degree of risk. See “Risk Factors” beginning on page 4.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The debt securities will be sold directly by us, through agents, dealers or underwriters designated from time to time, or through a combination of such methods. If our agents or any dealers or underwriters are involved in the sale of the debt securities, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in the applicable prospectus supplement.

      This prospectus may not be used to consummate sales of debt securities unless accompanied by an applicable prospectus supplement.

The date of this prospectus is October 10, 2002.

ABOUT THIS PROSPECTUS

      This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or “SEC,” under the Securities Act of 1933, as amended, or “Securities Act.” By using a shelf registration statement, we may sell up to $500,000,000 aggregate offering price of any combination of the debt securities described in this prospectus from time to time and in one or more offerings. This prospectus only provides you with a general description of the debt securities that we may offer. Each time we sell debt securities, we will provide a supplement to this prospectus that contains specific information about the terms of the debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any debt securities, you should carefully read both this prospectus and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

      You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If any person provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these debt securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any prospectus supplement is accurate as of the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

      When we refer to “we,” “our” and “us” in this prospectus, we mean AutoZone, Inc., including, unless the context otherwise requires or as otherwise expressly stated, its subsidiaries. When we refer to “you” or “yours,” we mean the holders of the applicable series of debt securities.

i

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms.

      The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at “http://www.sec.gov.”

      Our common stock is listed on the New York Stock Exchange (NYSE: AZO), and reports, proxy statements and other information concerning us can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Copies of this information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1734 K Street, N.W., Washington, D.C. 20006.

      Our web site address is “http://www.autozone.com.” The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

      This prospectus is part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and other documents establishing the terms of the offered debt securities are filed as exhibits to the registration statement. Statements in this prospectus about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The rules of the SEC allow us to “incorporate by reference” the reports and documents we filed with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with SEC. The information incorporated by reference is deemed to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents set forth below that we have previously filed with the SEC and any future filings made under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or “Exchange Act.” These documents contain important information about us.

•	our Annual Report on Form 10-K for the fiscal year ended August 25, 2001 (filed with the SEC on November 16, 2001);

•	our Annual Report on Form 10-K/ A for the fiscal year ended August 25, 2001 (filed with the SEC on March 4, 2002);

•	our Proxy Statement on Schedule 14A filed with the SEC on November 13, 2001;

•	our Quarterly Report on Form 10-Q for the quarter ended November 17, 2001 (filed with the SEC on December 18, 2001);

•	our Quarterly Report on Form 10-Q for the quarter ended February 9, 2002 (filed with the SEC on March 26, 2002); and

•	our Quarterly Report on Form 10-Q for the quarter ended May 4, 2002 (filed with the SEC on June 7, 2002);

•	our Current Reports on Form 8-K, filed with the SEC on September 26, 2001, December 5, 2001, January 7, 2002, February 27, 2002, May 29, 2002, July 17, 2002, September 25, 2002 and October 1, 2002; and

•	all documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of debt securities offered by this prospectus.

      We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests should be addressed to:

Secretary

AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103
(901) 495-6500

AUTOZONE, INC.

      We are the nation’s leading specialty retailer of automotive parts and accessories, with most of our sales to do-it-yourself (“DIY”) customers. We began operations in 1979 and at August 31, 2002, operated 3,068 auto parts stores in the United States and 39 in Mexico. Each auto parts store carries an extensive product line for cars, vans and light trucks, including new and re-manufactured automotive hard parts, maintenance items and accessories. We also have a commercial sales program in the United States that provides commercial credit and prompt delivery of parts and other products to repair garages, dealers and service stations. We do not derive revenue from the sale of tires or from automotive repair or installation.

      We also sell automotive diagnostic and repair information software through our ALLDATA subsidiary and diagnostic and repair information through alldatadiy.com.

      We are dedicated to providing customers with superior service, value, and quality automotive parts and products at conveniently located, well-designed stores. We have implemented this strategy primarily by training our knowledgeable and motivated store personnel to emphasize prompt and courteous customer service and to provide trustworthy advice and by maintaining an extensive product line with an emphasis on automotive hard parts. Our stores are generally situated in high-visibility locations and provide a distinctive merchandise presentation in an attractive store environment.

      Our executive offices are located at 123 South Front Street, Memphis, Tennessee 38103, and our telephone number is (901) 495-6500. AutoZone, Inc. is a Nevada corporation.

RISK FACTORS

      An investment in our debt securities involves a degree of risk. You should carefully consider the risks and uncertainties described below and other information contained in this prospectus before you decide whether to invest in our debt securities. If any of the following risks actually occur, our business, financial condition, results of operations and liquidity could be materially adversely affected. This may affect our ability to pay interest on such debt securities or repay the principal when due, and you may lose part or all of your investment.

We may not be able to increase sales by the same historic growth rates.

      We have significantly increased our domestic store count in the past five fiscal years, growing from 1,728 stores at August 30, 1997, to 3,068 stores at August 31, 2002, an average store count increase per year of 14%. We do not plan to continue our store count growth rate at the historic pace. In addition, a portion of our total sales increases each year results from increases in sales at existing stores. We cannot provide any assurance that we can continue to increase same store sales.

Our business depends upon qualified employees.

      At the end of fiscal year 2002, our consolidated employee count was approximately 44,200. We do not know if we can continue to hire and retain qualified employees at current wage rates. In the event of increasing wage rates, if we do not increase our wages competitively, our customer service could suffer by reason of a declining quality of our workforce or, alternatively, our earnings would decrease if we increase our wage rates.

If demand for our products slows, then our business may be materially affected.

      Demand for products sold by our stores depends on many factors. In the short term, it may depend upon:

•	the number of miles vehicles are driven annually, as increased vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices and other factors.

•	the number of vehicles in current service that are seven years old and older, as these vehicles are no longer under the original vehicle manufacturers’ warranty and will need more maintenance and repair than younger vehicles.

•	the weather, as vehicle maintenance may be deferred during periods of severe weather impacting a wide geographic area.

•	the economy. In periods of rapidly declining economic conditions, both do-it-yourself and do-it-for-me customers may defer vehicle maintenance or repair. During periods of expansionary economic conditions, more of our do-it-yourself customers may pay others to repair and maintain their cars instead of working on their own vehicles or they may purchase new vehicles.

      For the long term, demand for our products may depend upon:

•	the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranty offered on new vehicles.

•	restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our revenues and profits may decline.

      The sale of automotive parts, accessories and maintenance items is highly competitive in many areas, including name recognition, product availability, customer service, store location and price, with many competitors. AutoZone competes in both the DIY and commercial auto parts and accessories markets.

Competitors include national and regional auto parts chains, independently owned parts stores, wholesalers and jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. Although we believe we compete effectively on the basis of customer service, including the knowledge and expertise of our AutoZoners, merchandise quality, selection and availability, product warranty, store layout, location and convenience, and the strength of our AutoZone brand name, some competitors may have competitive advantages, such as greater financial and marketing resources, larger stores with more merchandise, longer operating histories, more frequent customer visits and more effective advertising. If we are unable to continue to develop successful competitive strategies or our competitors develop more effective strategies, we could lose customers and our revenues and profits may decline.

If we cannot profitably increase market share in the commercial auto parts business, our sales growth may be limited.

      Although we are one of the largest sellers of auto parts in the commercial “do-it-for-me” market, to increase commercial sales we must compete against automotive aftermarket jobbers and warehouse distributors, in addition to other auto parts retailers that have recently entered the commercial business. Although we believe we compete effectively on the basis of customer service, merchandise quality, selection and availability, and distribution locations, some automotive aftermarket jobbers and warehouse distributors have been in business for substantially longer periods of time than we have, have developed long-term customer relationships and have larger available inventories. We can make no assurances that we can profitably develop new commercial customers or make available inventories required by commercial customers.

If our vendors continue to consolidate, we may pay higher prices for our merchandise.

      Recently, several of our vendors have merged and others have announced plans to merge. Further vendor consolidation could limit the number of vendors from which we may purchase products and could materially affect the prices we pay for these products.

Consolidation among our competitors may negatively impact our business.

      Recently, several large auto parts chains have merged. We do not know what impact these mergers will have upon competition in the retail automotive aftermarket. If our merging competitors are able to achieve efficiencies in their mergers, then there may be greater competitive pressures in the markets in which they are strongest.

War, acts of terrorism, or the threat of either may negatively impact availability of merchandise and adversely impact our sales.

      In the event of war, acts of terrorism, or either are threatened, it may have a negative impact on our ability to obtain merchandise available for sale in our stores. Some of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be negatively affected.

      In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores.

FORWARD-LOOKING STATEMENTS

      All statements included or incorporated by reference in this prospectus, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements (as the term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act). Forward-looking statements typically use words such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions. These are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including those risks described in this prospectus under “Risk Factors,” and elsewhere in, or incorporated by reference into, this prospectus, as well as other factors that our management has not yet identified. Forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements and such events could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

RATIO OF EARNINGS TO FIXED CHARGES

      Our consolidated ratio of earnings to fixed charges is as follows for the periods indicated:

Fiscal Year Ended

August 31, 2002	August 25, 2001(a)	August 26, 2000	August 28, 1999	August 29, 1998

8.0	3.4	5.4	6.8	12.7

(a)	Income before income taxes for the fiscal year ended August 2001 reflects the impact of pretax restructuring and impairment charges of $156.8 million. The ratio of earnings to fixed charges, absent these restructuring and impairment charges, equals 4.7 for the fiscal year ended August 2001.

      We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges (excluding capitalized interest), and “fixed charges” consist of interest expense on all indebtedness, capitalized interest, amortization of debt issuance costs and the portion of rent expense (estimated to be 18%) on operating leases deemed representative of interest.

USE OF PROCEEDS

      Except as set forth in the prospectus supplement, we intend to use the net proceeds from the sale of the debt securities offered hereby for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures, new store openings, stock repurchases, and acquisitions. We may invest funds not required immediately for such purposes in short-term, interest-bearing and other investment grade securities.

DESCRIPTION OF DEBT SECURITIES

      The following description discusses the general terms and provisions of the debt securities that we may offer and sell by this prospectus. The particular terms of the debt securities offered will be set forth in a prospectus supplement relating to those debt securities. The debt securities will be issued as either senior debt securities under the senior indenture dated as of July 22, 1998, between us and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as trustee (“senior indenture”) or as subordinated debt securities under a subordinated indenture to be entered into between us and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as trustee (“subordinated indenture”), and will be unsecured obligations and will rank equally with all of our other unsecured and senior or subordinated debt, respectively. In this section entitled “Description of Debt Securities,” references to “we,” “us,” “our,” and “AutoZone” include only AutoZone, Inc. and not any of its subsidiaries. Unless the context otherwise requires, each of the senior indenture and the subordinated indenture is referred to in this description as the “indenture.” The forms of these indentures were filed as exhibits to a registration statement on Form S-3 (No. 333-58565) filed with the SEC on July 6, 1998.

      The debt securities will be governed by the indenture. The indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the indenture will be described in the prospectus supplement relating to the debt securities. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, as in effect on the date of the indenture.

      The indenture contains the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the debt securities or the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of terms used in the indenture. We also include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the debt securities in the applicable prospectus supplement.

      As of August 31, 2002, we had approximately $1,194.5 million of senior indebtedness (as defined below) outstanding and $11.6 million in secured indebtedness outstanding (including capital leases). As of August 31, 2002, our subsidiaries had $4.7 million in indebtedness outstanding (including capital leases).

General

      We may issue an unlimited amount of debt securities under the relevant indenture in one or more series. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

      The debt securities will be unsecured obligations.

      Prior to the issuance of each series of debt securities, the terms of the particular debt securities will be specified in a board resolution of AutoZone and, to the extent not set forth therein, in an officer’s certificate of AutoZone or in one or more supplemental indentures. We refer you to the applicable prospectus supplement for a description of the following terms of the series of debt securities (Section 301):

(1) the title of the debt securities;

(2) whether the debt securities are senior debt securities or subordinated debt securities;

(3) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the debt securities will be issued;

(4) any limit upon the aggregate principal amount of the debt securities;

(5) the date or dates on which principal and premium, if any, will be payable;

(6) the rate or rates (which may be fixed or variable) or method of determination of interest; the date from which interest will accrue; the dates on which interest will be payable, which we refer to as the “interest payment dates;” and any record dates for the interest payable on the interest payment dates;

(7) whether we may extend the interest payment periods and, if so, the terms of any extension;

(8) if other than the principal corporate trust office of the trustee, the place or places where we will pay principal, premium, if any, and interest on the debt securities;

(9) the period or periods during which, and the price or prices at which, and the terms and conditions at which the debt securities may be redeemed, in whole or in part, at our option;

(10) any obligation, if any, we have to redeem or purchase the debt securities under any sinking fund, purchase fund or analogous provisions or at the option of a holder and the details of that obligation;

(11) the denominations in which the debt securities will be issuable (if other than denominations of $1,000 and any integral multiple thereof);

(12) any index or formula for determining the portion of the principal amount payable upon an acceleration of the indebtedness if other than the full principal amount;

(13) any addition to or change in the covenants which apply to the debt securities;

(14) any addition to or change in the events of default that apply to the debt securities;

(15) whether the debt securities are to be issued in whole or in part in the form of one or more global debt securities, the terms and conditions, if any, upon which global debt securities may be exchanged in whole or in part for certificated debt securities, and, if so, the identity of the depositary for the global debt securities;

(16) any rights of the holders of the debt securities to convert the debt securities into other securities or property and the terms and conditions of conversion;

(17) the form and terms of any guarantees of the debt securities;

(18) if the principal amount payable at the stated maturity of any debt securities will not be determinable as of any one or more dates prior to maturity, the amount which will be deemed to be such principal amount as of any date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date;

(19) if applicable, that the debt securities, in whole or in any specified part, are defeasible pursuant to the terms of the indenture;

(20) whether the debt securities will be listed on any securities exchange or included in any other market or quotation or trading system;

(21) any trustee or fiscal or authenticating or payment agent, issuing and paying agent, transfer agent or registrar or any other person or entity entitled to act in connection with the debt securities for or on behalf of us or the holders of the debt securities, or an affiliate of either; and

(22) any other terms of the debt securities which are not inconsistent with the indenture.

      One or more series of the debt securities may be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted debt securities will be described in the applicable prospectus supplement.

      Debt securities may also be issued in bearer form, with or without coupons. Federal income tax considerations applicable to bearer securities will be described in the applicable prospectus supplement.

Status of Debt Securities

      The senior debt securities will rank pari passu with all of our other unsecured and unsubordinated indebtedness.

      Our obligations with respect to the subordinated debt securities will be subordinate in right of payment to all of our senior indebtedness. With respect to any series of subordinated debt securities, our “senior indebtedness” will be defined to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement by us of any proceeding for the bankruptcy or reorganization under any applicable bankruptcy, insolvency or similar law now existing or hereafter in effect) and all other monetary obligations of-every kind or nature due on or in connection with:

(1) all of our indebtedness (including senior debt securities) whether currently or subsequently incurred (i) for borrowed money or (ii) in connection with the acquisition by us or one of our subsidiaries of assets other than in the ordinary course of business, the payment of which we are directly or indirectly liable by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by us,

(2) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and

(3) any other indebtedness issued in exchange for any such senior indebtedness;

(clauses (1) through (3) above being collectively referred to herein as “debt”); provided, however, that the following will not constitute senior indebtedness with respect to our subordinated debt securities:

(a) any debt whose instrument expressly provided that it is subordinate in right of payment to all of our debt not expressly subordinated to such debt; and

(b) any of our debt which by its terms refers explicitly to the subordinated debt securities and states that it is not senior in right of payment to the subordinated debt securities.

      If we default in the payment of any principal of or premium, if any, or interest on any senior indebtedness when it becomes due and payable then upon written notice of such default, unless and until the default is cured or waived or ceases to exist, we cannot make any payment in respect of any subordinated debt securities. (Section 1401, subordinated indenture.)

      Upon any distribution of our assets upon our dissolution, winding-up, liquidation or reorganization, the holders of our senior indebtedness shall be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement by us of any proceeding for the bankruptcy or reorganization under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the subordinated debt securities. By reason of such subordination, in the event of our insolvency, holders of our senior indebtedness may receive more, ratably, and holders of the subordinated debt securities having a claim pursuant to the subordinated debt securities may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrence of any event of default (an “event of default”) in respect of the subordinated debt securities.

      If we offer subordinated debt securities, the applicable prospectus supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such subordinated debt securities would be senior to such subordinated debt securities. The applicable prospectus supplement will also set forth any limitation on our ability to issue any additional senior indebtedness.

Exchange, Registration, Transfer and Payment

      Unless otherwise specified in the applicable prospectus supplement, payment of principal, premium, if any, and any interest on the debt securities will be payable, and the exchange of and the transfer of debt securities will be registerable, at the office of the trustee or at any other office or agency maintained by us for such purpose subject to the limitations of the indenture. (Sections 305 and 1002.) Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued in fully registered form, without coupons, and in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be required to be paid for any registration of transfer or exchange of the debt securities, but we require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Sections 302 and 305.)

Global Debt Securities

      Most offered debt securities will be book-entry (global) debt securities. Upon issuance, all book-entry debt securities will be represented by one or more fully registered global debt securities, without coupons. Each global debt security will be deposited with, or on behalf of, The Depository Trust Company, or “DTC,” a securities depository, and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these debt securities.

      Purchasers of debt securities may only hold interests in the global debt securities through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary — banks, brokerage houses and other institutions that maintain securities accounts for customers that have an account with DTC or its nominee. DTC will maintain accounts showing the debt security holdings of its participants, and these participants will in turn maintain accounts showing the debt security holdings of their customers. Some of these customers may themselves be securities intermediaries holding debt securities for their customers. Thus, each beneficial owner of a book-entry debt security will hold that debt security indirectly through a hierarchy of intermediaries, with DTC at the “top” and the beneficial owner’s own debt securities intermediary at the “bottom.”

      The debt securities of each beneficial owner of a book-entry debt security will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of the debt securities will generally not be entitled to have the debt securities represented by the global debt securities registered in its name and will not be considered the owner under the declaration. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder’s ownership of debt securities. The book-entry system for holding debt securities eliminates the need for physical movement of certificates and is the system through which most publicly traded common stock is held in the United States. However, the laws of some jurisdictions require some purchasers of debt securities to take physical delivery of their debt securities in definitive form. These laws may impair the ability to transfer book-entry debt securities.

      A beneficial owner of book-entry debt securities represented by a global debt security may exchange the debt securities for definitive (paper) debt securities only if:

•	DTC is unwilling or unable to continue as depositary for such global debt security and we do not appoint a qualified replacement for DTC within 90 days; or

•	We in our sole discretion decide to allow some or all book-entry debt securities to be exchangeable for definitive debt securities in registered form.

      Unless we indicate otherwise, any global debt security that is exchangeable will be exchangeable in whole for definitive debt securities in registered form, with the same terms and of an equal aggregate principal amount. Definitive debt securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the debt securities. DTC may base its written instruction upon directions that it receives from its participants.

      In this prospectus, for book-entry debt securities, references to actions taken by debt security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to debt security holders will mean payments and notices of redemption to DTC as the registered holder of the debt securities for distribution to participants in accordance with DTC’s procedures.

      DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

      We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry debt securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Consolidation, Merger and Sale of Assets

      The indenture will provide that we may not consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our property or assets to any person in one or more related transactions unless, among other things,

(1) the company which is the surviving corporation or the entity formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the entity formed by or surviving any such consolidation or merger (if other than us) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all of our obligations under the debt securities and the indenture; and

(3) immediately prior to and after giving effect to the transaction, no event of default shall have occurred and be continuing. (Section 801.)

      Notwithstanding the foregoing, any of our subsidiaries may consolidate with, merge into or transfer all or part of its properties and assets to AutoZone, Inc.

Other Covenants

Limitation on Liens

      The senior indenture will provide that we will not, and will not permit any of our subsidiaries to, create, incur, issue, assume or guarantee any debt secured by a lien (other than permitted liens) upon any property, or upon shares of capital stock or evidence of debt issued by any of our subsidiaries and owned by us or by any other of our subsidiaries, owned on the date of issuance of the debt securities, without making effective provision to secure all of the senior debt securities, equally and ratably with any and all other debt secured thereby, so long as such debt shall be so secured.

Definitions

      The senior indenture defines the following terms used in this section (Section 101):

      “Capital stock” means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

      “Consolidated net tangible assets” means the aggregate amount of our assets (less applicable reserves and other properly deductible items) and our consolidated subsidiaries after deducting therefrom (a) all current liabilities (excluding any debt for money borrowed having a maturity of less than 12 months from the date of our most recent consolidated balance sheet but which by its terms is renewable or extendible beyond 12 months from such date at the option of the borrower) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and other like intangibles, all as set forth on our most recent consolidated balance sheet and our consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

      “Lien” means, with respect to any property, any mortgage or deed of trust, pledge, hypothecation, security interest, lien, encumbrance or other security arrangement of any kind or nature on or with respect to such property.

      “Permitted liens” mean:

•	liens (other than liens created or imposed under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for taxes, assessments or governmental changes or levies not yet due or liens for taxes being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established (and as to which the property subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof);

•	statutory liens of landlords and liens of mechanics, materialmen and suppliers and other liens imposed by law or pursuant to customary reservations or retentions of title arising in the ordinary course of business, provided that any such liens which are material secure only amounts not yet due and payable or, if due and payable, are unfiled and no other action has been taken to enforce the same or are being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established (and as to which the property subject to any such lien is not yet subject to foreclosure, sale or loss on account thereof);

•	liens (other than liens created or imposed under ERISA) incurred or deposits made by us and our subsidiaries in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

•	liens in connection with attachments or judgments (including judgment or appeal bonds), provided that the judgments secured shall, within 30 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall have been discharged within 30 days after the expiration of any such stay;

•	easements, rights-of-way, restrictions (including zoning restrictions), minor defects or irregularities in title and other similar charges or encumbrances not, in any material respect, impairing the use of the encumbered property for its intended purposes;

•	leases or subleases granted to others not interfering in any material respect with our business, including our subsidiaries, taken as a whole;

•	liens on property at the time such property is acquired by us or any of our subsidiaries;

•	liens on property of any person at the time such person becomes one of our subsidiaries;

•	liens on receivables from customers sold to third parties pursuant to credit arrangements in the ordinary course of business;

•	liens existing on the date of the senior indenture to secure debt existing on the date of the senior indenture or any extensions, amendments, renewals, refinancings, replacements or other modifications thereto;

•	liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise;

•	liens securing debt of one of our subsidiaries owed to us or to another one of our subsidiaries;

•	liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments;

•	liens to secure debt of joint ventures in which we or any of our subsidiaries has an interest, to the extent such liens are on property of, or equity interests in, such joint ventures; and

•	other liens on our property and the property of our subsidiaries; provided that (1) with respect to property existing as of the date of the senior indenture (including property acquired to replace property existing on the date of the senior indenture and property acquired from the sale or refinancing of property existing on the date of the senior indenture), the aggregate fair market value of such property does not exceed 15% of our consolidated net tangible assets or (2) with respect to property acquired after the date of the senior indenture, such property shall be acquired in the ordinary course of business.

      “Property” means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for selling automotive parts and accessories or the warehousing or distributing of such products, owned or leased by us or any one of our subsidiaries.

Other Covenants

      The applicable prospectus supplement will describe any material covenants in respect of a series of debt securities. Other than our covenants included in the indenture as described above or as described in the applicable prospectus supplement, the debt securities will not have the benefit of any covenants that limit or restrict our business or operations or the incurrence of additional indebtedness by us, and there are no covenants or other provisions in the indenture providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control transaction or a highly leveraged transaction.

Effect of Corporate Structure

      The debt securities are exclusively obligations of AutoZone, Inc. Because most of our operations are currently conducted through subsidiaries, the cash flow and the consequent ability to service our debt, including the debt securities, are dependent, in part, upon the earnings of our subsidiaries and the distribution of those earnings to us or upon loans or other payments of funds by those subsidiaries to us. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities or to make any funds available for such payments, whether by dividends, loans or otherwise. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

      The debt securities will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of our subsidiaries. As of August 31, 2002, our subsidiaries had $4.7 million in indebtedness outstanding (including capital leases). Any right we have to receive assets of any of our subsidiaries upon the liquidation or reorganization of a subsidiary (and the consequent right of the holders of the debt securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to any of the indebtedness held by us.

No Restriction on Sale or Issuance of Stock of Subsidiaries

      The indentures do not contain covenants that prevent us from selling, transferring or otherwise disposing of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of any of our subsidiaries, nor do they prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of such subsidiary.

Events of Default

      Unless otherwise specified in the applicable prospectus supplement, the following will constitute events of default under the indenture with respect to debt securities of any series:

(1) the failure to pay principal of or premium, if any, on any debt security of that series when due and payable at maturity, upon redemption or otherwise;

(2) the failure to pay any interest on any debt security of that series when due, and the default continues for thirty days;

(3) a default in the deposit of any sinking fund payment, when and as due by the terms of the debt securities of that series, and the default continues for thirty days;

(4) our failure to comply with any of our other agreements in the debt securities of that series or in the indenture with respect to that series and the default continues for the period and after the notice provided therein (and described below);

(5) a default in the payment of principal when due or resulting in acceleration of our other debt where the aggregate principal amount with respect to which such default or acceleration has occurred exceeds $20 million, provided that such event of default will be cured or waived if the default that resulted in the acceleration of such other indebtedness is cured or waived or such indebtedness is discharged; and

(6) certain events of bankruptcy, insolvency or reorganization.

      A default under clause (4) or (5) above is not an event of default with respect to a particular series of debt securities until the trustee or the holders of at least 25% in principal amount of the then outstanding debt securities of that series notifies us of the default and we do not cure the default within sixty days after receipt of the notice in the event of a default under clause (4) or fifteen days after receipt of the notice in the event of a default under clause (5). (Section 501.) The notice must specify the default, demand that it be remedied and state that the notice is a “Notice of Default.”

      If an Event of Default with respect to outstanding debt securities of any series (other than an event of default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series by notice, as provided in the indenture, may declare the unpaid principal amount (or, if the debt securities of that series are original issue discount securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all debt securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502.) For information as to waiver of defaults, see “— Modification and Waiver” below.

      The indenture will provide that, subject to the duty of the trustee during an event of default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable security or indemnity. (Sections 601 and 603.) Subject to certain provisions, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 512.)

      We will be required to furnish to the trustee under the indenture annually a statement as to the performance of our obligations under the indenture and as to any default in such performance. (Section 1005.)

Modification and Waiver

      Subject to certain exceptions, we, when authorized by Board resolution, and the trustee may amend the indenture or the debt securities with the written consent of the holders of a majority in principal amount of the then outstanding debt securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding debt securities of any series may also waive our compliance in a particular instance with any provision of the indenture with respect to the debt securities of that series; provided, however, that without the consent of each holder of debt securities affected, an amendment or waiver may not, among other things,

(1) reduce the percentage of the principal amount of debt securities whose holders must consent to an amendment or waiver;

(2) reduce the rate or change the time for payment of interest on any debt security (including default interest);

(3) reduce the principal of, or premium, if any, or change the stated maturity of any debt security, or reduce the amount of, or postpone the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect thereto;

(4) reduce the principal amount of original issue discount securities payable upon acceleration of the maturity thereof;

(5) impair the right of holders to bring suit for the enforcement of any payments after the stated maturity, redemption or repayment at the option of the holder of any debt security;

(6) make any debt security payable in currency other than that stated in the debt security;

(7) make any change in the provisions concerning waivers of default or events of default by holders or the rights of holders to recover the principal of, premium, if any, or interest on, any debt security; or

(8) waive a default in the payment of the principal of, or interest on, any debt security, except as otherwise provided in the indenture. (Sections 901 and 902.)

      We, when authorized by Board resolution, and the trustee may amend the indenture or the debt securities without notice to or the consent of any holder of a debt security to, among other things:

(a) cure any ambiguity, defect or inconsistency, provided that such action does not adversely affect the interests of any holder in any material respect;

(b) comply with the indenture’s provisions with respect to successor corporations;

(c) add or change or eliminate any provisions of the indenture as necessary or desirable in accordance with any amendments to the Trust Indenture Act;

(d) provide for the issuance of debt securities in bearer form or in uncertificated form;

(e) add to, change or eliminate any of the provisions of the indenture in respect of one of more series of debt securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any debt security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such debt security with respect to such provision, or (B) shall become effective only when there is no outstanding debt security of any series created prior to such amendment and entitled to the benefit of such provision;

(f) add to the covenants or the events of default for the benefit of holders of all or any series of debt securities or surrender any right or power conferred on us by the indenture; or

(g) establish additional series of debt securities as permitted by the indenture.

      The holders of a majority in principal amount of the then outstanding debt securities of any series, by notice to us and the trustee, may waive an existing default or event of default and its consequences except a default or event of default in the payment of the principal of, or premium, if any, or any interest on, any debt security with respect to the debt securities of that series or in the payment of any sinking fund installment with respect to the debt securities of that series or in respect of any provision in the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of such series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. (Section 513.)

Defeasance of Debt Securities and Certain Covenants

      Legal Defeasance. Unless otherwise specified in the applicable prospectus supplement, the indenture will provide that we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies) upon the deposit with the trustee, in trust, of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the debt securities of such series on the stated maturity of such payments in accordance with the terms of the indenture and such debt securities. Such discharge may occur only if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred.

      Defeasance of Certain Covenants. Unless otherwise specified in the applicable prospectus supplement, the indenture will provide that, upon compliance with certain conditions, we may be released from our obligation to comply with the restrictive covenants contained in the Indenture, as well as any additional covenants or Events of Default contained in a supplement to the indenture, a Board Resolution or an officers certificate delivered pursuant thereto. The conditions include: the deposit with the Trustee of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the debt securities of such series on the stated maturity of such payments in accordance with the terms of the indenture and such debt securities; and the delivery to the Trustee of an opinion of counsel to the effect that the holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred.

      Defeasance and Events of Default. In the event we exercise our option to be released from our obligation to comply with certain covenants of the Indenture with respect to any series of debt securities and the debt securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the debt securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from such Event of Default. However, we will remain liable for such payments.

Concerning the Trustee

      Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago) is the trustee under the senior indenture and under the subordinated indenture. Notice to Bank One Trust Company, N.A. should be directed to its Corporate Trust Office, located at 1 Bank One Plaza, Suite IL1-0823, Chicago, Illinois 60670-0823, Attention: Corporate Trust Administrator.

      The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on property received in respect of any such claim, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates; provided, however, that if it acquires any conflicting interest (as defined in the Trust Indenture Act), it must eliminate the conflict or resign.

      The holders of a majority in principal amount of the then outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The Trust Indenture Act and the indenture provide that in case an event of default shall occur (and be continuing), the trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent person in the conduct of such person’s affairs. Subject to such provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities issued thereunder, unless they have offered to the trustee indemnity satisfactory to it.

PLAN OF DISTRIBUTION

      We may sell the debt securities described in this prospectus from time to time in one or more transactions

•	to purchasers directly;

•	to underwriters for public offering and sale by them;

•	through agents;

•	through dealers; or

•	through a combination of any of the foregoing methods of sale.

      We may distribute the debt securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to such prevailing market prices; or

•	negotiated prices.

Direct Sales

      We may sell the debt securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act, with respect to any resale of the debt securities. A prospectus supplement will describe the terms of any sale of debt securities we are offering hereunder.

To Underwriters

      The applicable prospectus supplement will name any underwriter involved in a sale of debt securities. Underwriters may offer and sell debt securities at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us from sales of debt securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of debt securities for whom they may act as agent. Underwriters may be involved in any at the market offering of debt securities by or on our behalf.

      Underwriters may sell debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

      Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the debt securities if any are purchased.

      The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the debt securities at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids.

Through Agents and Dealers

      We will name any agent involved in a sale of debt securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

      If we utilize a dealer in the sale of the debt securities being offered pursuant to this prospectus, we will sell the debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale.

Delayed Delivery Contracts

      If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase the debt securities pursuant to contracts providing for payment and delivery on future dates. Such contracts will be subject to only those conditions set forth in the applicable prospectus supplement.

      The underwriters, dealers and agents will not be responsible for the validity or performance of the contracts. We will set forth in the prospectus supplement relating to the contracts the price to be paid for the debt securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the debt securities.

General Information

      The names of any agents, dealers or managing underwriters, and of any underwriters, involved in the sale of the debt securities under this prospectus and the applicable agent’s commission, dealer’s purchase price or underwriter’s discount as well as the net proceeds to us from the sale of debt securities will be set forth in a prospectus supplement. Any underwriting compensation paid by us to underwriters or agents in connection with the offering of debt securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in a prospectus supplement.

      Underwriters, dealers and agents participating in a sale of the debt securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions, under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

      Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

      Unless we indicate differently in a prospectus supplement, we will not list the debt securities on any securities exchange. The debt securities will be a new issue of securities with no established trading market. Any underwriters that purchase debt securities for public offering and sale may make a market in such debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of or the trading markets for any debt securities.

LEGAL MATTERS

      The validity of the debt securities offered hereby will be passed upon for us by Latham & Watkins, Los Angeles, California. Certain other legal matters with respect to the securities offered hereby will be passed upon for us by Schreck Brignone, Las Vegas, Nevada. The validity of the debt securities offered hereby will be passed upon for any agents or underwriters by Simpson Thacher & Bartlett, New York, New York.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included or incorporated by reference in our Annual Report on Form 10-K for the year ended August 25, 2001, as set forth in their report, which is incorporated by reference in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.